FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month November 2018 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On November 26, 2018, the Registrant Announces Participation at ICCAD
2018, China Showcasing its Advanced Analog Technology Solutions and
Vast Offering for the Rapidly Growing Chinese Market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: November 26, 2018	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz to Showcase its Advanced Analog Technology Solutions and Vast Offering for the Rapidly Growing Chinese
Market at ICCAD 2018, China

Company to present its high-end 65nm technology and discussion on new circuit development for 5G, IoT and automotive applications

MIGDAL HAEMEK, Israel, November 26, 2018 – TowerJazz, the global specialty foundry leader, today announced its participation at ICCAD 2018, the premier conference devoted to technical innovations in electronic design automation, being held in Zhuhai, China, on November 29-30, 2018. The Company will showcase its advanced, specialized analog technology offerings and design solutions and Mr. Lei Qin, TowerJazz China Country Manager will present, “Advanced Analog IC Solutions in 65nm Technology,” including a discussion on new circuit development for 5G, IoT and automotive applications.

Addressing the growing demand for innovative IC manufacturing solutions, TowerJazz offers best-in-class 65nm platforms, manufactured at its 300mm facility in Japan. TowerJazz’s 65nm BCD power management offering enables higher power density and digital content at highly competitive die prices for any power IC applications operating up to 16V. The Company’s breakthrough RF SOI platform provides the combination of low insertion loss and high power handling RF switches with options for high-performance, low-noise amplifiers as well as digital integration. In addition, TowerJazz offers state of the art 65nm (copper backend) CIS cutting edge solutions such as ultra-thin backend, the smallest best-in-class global shutter (GS) pixel, BSI and stacked BSI and special stitching modes, among others.

TowerJazz’s industry leading design models and tools provide its customers a significant competitive market advantage with first time design success, optimal performance, and the shortest time to market. The Company provides design kits, IP solutions and dedicated design services for its broad range of advanced process technologies including SiGe BiCMOS and RF CMOS (SOI and bulk) for radio frequency (RF) and high performance analog (HPA) applications; CMOS image sensor (CIS); power management, including BCD; mixed-signal CMOS; and MEMS capabilities.

At ICCAD, TowerJazz will exhibit in booth 112-113 and Mr. Qin’s presentation will take place on November 30 from 11:00-11:20am (Subject Forum III, Foundry and Process Technology) in Zhuhai Hall 7, L4, Zhuhai Convention Center.

For more information about TowerJazz’s process technology offerings, please click here or inquire at: info@towerjazz.com.

About TowerJazz

Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statement

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.
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TowerJazz Asia-Pacific Company Contact: Shoko Saimiya | Shoko.saimiya@towerjazz.com
TowerJazz Company Contact: Orit Shahar | +972-74-7377440 | oritsha@towersemi.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com